Via EDGAR and Federal Express

April 27, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solaris Oilfield Infrastructure, Inc.
Registration Statement on Form S-1
Response Dated April 21, 2017
File No. 333-216721

Ladies and Gentlemen:

Set forth below are the responses of Solaris Oilfield Infrastructure, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2017, with respect to Registration Statement on Form S-1, File No. 333-216721 (the “Registration Statement”), and the Company’s response dated April 21, 2017.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers correspond to Exhibit A hereto, which includes a proposed marked copy of those pages of the Registration Statement that will be affected by the responses set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The proposed bona fide range of $15.00 to $18.00 per share of Class A common stock, par value $0.01 per share (the “Common Stock”), and the number of shares of Common Stock to be offered and sold to the public remain unchanged from our April 21, 2017 response.

As discussed with members of the Staff, this information is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the initial public offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Securities and Exchange Commission

April 27, 2017

General

1.	We note your beneficial ownership table reflects that Mr. Zartler, your Founder and Chairman, will beneficially own 40.1% of your Class B common stock and 29.6% of your capital stock. Please revise your disclosure throughout the prospectus, including under “Summary—Our Corporate Structure,” to describe Mr. Zartler’s interest in the company. Also, please make corresponding revisions to your risk factors titled “Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock” and “Certain Designated Parties are not limited in their ability to compete with us.”

RESPONSE: We have revised the Registration Statement as requested. Please see pages 8, 35, 36 and 98-99 attached hereto in Exhibit A.

2.	We note you intend to allocate a substantial portion of your proceeds for general corporate purposes. If more detailed information is known prior to the filing of the next amendment or final prospectus regarding plans for the proceeds currently allocated for “general corporate purposes,” please revise the Use of Proceeds section accordingly.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that we do not have, and do not anticipate having prior to the completion of this offering, any more detailed information regarding plans for the proceeds currently allocated for “general corporate purposes.” We undertake to provide revised disclosure if there is a change in circumstances prior to the completion of the offering such that we would be able to provide more detailed information regarding such plans.

Unaudited Pro Forma Consolidated Financial Statements, page F-1

3.	We note a number of instances where you depict multiple transactions in a single pro forma adjustment. Please quantify the separate components of the adjustments in the notes to the pro forma financial statements.

RESPONSE: We have revised the Registration Statement as requested. Please see pages F-3-6 attached hereto in Exhibit A.

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

Pro Forma Adjustments and Assumptions, page F-5

(b), page F-5

4.	We note that you recorded i) a $52.3 million deferred tax asset for the estimated income tax effects of the differences in tax basis and book basis of the assets owned by Solaris Inc. following completion of the corporate reorganization and ii) a $19.8 million payable associated with Solaris Inc.’s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with the offering. Please clarify why the existing owners did not capture the majority of the value associated with the Solaris Inc.’s tax basis step-up.

Securities and Exchange Commission

April 27, 2017

RESPONSE: We acknowledge the Staff’s comment and note that the $51.8 million deferred tax asset that is to be recorded is an aggregate amount that is comprised of two separate adjustments: (1) a $28.6 million deferred tax asset for the estimated income tax effects of the differences in the tax basis and book basis of the assets owned by Solaris Inc. following the completion of the corporate reorganization and (2) a $23.2 million deferred tax asset associated with Solaris Inc.’s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with the offering. The $19.8 million payable relates only to the deemed acquisition of Solaris Units in connection with the offering. We have revised our disclosure to clarify the foregoing. Please see page F-5 attached hereto in Exhibit A.

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Please direct any questions that you have with respect to the foregoing to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,
SOLARIS OILFIELD INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP

Exhibit A